USCB Financial Holdings, Inc.

2301 NW 87th Avenue

Doral, Florida 33172

(305) 715-5200

May 20, 2025

VIA EDGAR CORRESPONDENCE

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Madeleine Joy Mateo

Re:	USCB Financial Holdings, Inc. Registration Statement on Form S-3 (File No. 333-286940)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, USCB Financial Holdings, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement so that it may become effective by 5:00 p.m. Eastern Time on May 22, 2025, or as soon thereafter as practicable.

Please contact James J. Barresi of Squire Patton Boggs (US) LLP, counsel to the Company, at (513) 361-1260 or by email at james.barresi@squirepb.com with any questions you may have concerning this request. In addition, please contact Mr. Barresi when this request for acceleration has been granted.

Very truly yours,

USCB FINANCIAL HOLDINGS, INC.

By:	/s/ Robert Anderson
Robert Anderson
Executive Vice President and
Chief Financial Officer